UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                   SCHEDULE TO

          Tender Offer Statement under Section 14 (d) (1) or 13 (e) (1)
                     of the Securities Exchange Act of 1934

                               -------------------

                          GRUPO IUSACELL, S.A. DE C.V.
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                       (Name of Subject Company (Issuer))


                              FINTECH ADVISORY INC.
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                       (Names of Filing Persons (Offeror))

                                 SERIES V SHARES

                           AMERICAN DEPOSITARY SHARES,
                    EACH ADS REPRESENTING 100 SERIES V SHARES
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                         (Title of Class of Securities)

                                40050B209 (ADSs)
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                      (CUSIP Number of Class of Securities)

                                  Julio Herrera
                              Fintech Advisory Inc.
                                 375 Park Avenue
                               New York, NY 10152
                                 (212) 593-4500

                                    Copy to:
                             Richard J. Cooper, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE


Transaction Valuation: Not applicable       Amount of Filing Fee: Not applicable


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  None               Filing Party: Not applicable
        Form or Registration No.: Not applicable    Date Filed: Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.
[ ]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO relates to a planned tender offer by Fintech Advisory Inc., a Delaware corporation ("Fintech"), for all of the outstanding shares of capital stock of Grupo Iusacell, S.A. de C.V., a sociedad anonima de capital variable organized and existing under the laws of the United Mexican States ("Iusacell").

         The communications contained herein are neither an offer to purchase nor a solicitation of an offer to sell shares of Iusacell. At the time the tender offer is commenced, Fintech intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of a letter of transmittal and other documents relating to the tender offer. Fintech intends to mail these documents to the stockholders of Iusacell. These documents will contain important information about the tender offer and stockholders of Iusacell are urged to read them carefully when they become available. Stockholders of Iusacell will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from MacKenzie Partners, Inc., as Information Agent, at 156 Fifth Avenue, New York, New York 10010 (tel. (800) 322-2885).

Item 12.       Exhibits.

Exhibit 99.5 Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC

                                  EXHIBIT INDEX

Exhibit Number     Description

99.5 Letter, dated July 22, 2003, from Fintech Advisory Inc. to Verizon Corp. and Vodafone Group PLC.